Exhibit 99.1

Emera Code of Conduct


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Our Code of Conduct outlines the Emera Companies' fundamental Principles and establishes a standard of ethical business conduct that is expected from all of our board members, officers and employees. We are expected to understand it, know where to access it, and refer to it to help ensure we take appropriate actions and make ethical decisions.

This Code is effective October 1, 2023, and supersedes the Emera Code of Conduct effective October 1, 2022.

INTRODUCTION

- **A Message from Scott, Our President and Chief Executive Officer**
- **A Message from Bruce, Our Chief Risk and Sustainability Officer**
- **Code of Conduct Principles**

ACCOUNTABILITIES

- **Employee Accountabilities**
- **Leader Accountabilities**

SAFETY, HEALTH & THE ENVIRONMENT

A Safe & Healthy Workplace

Commitment to the Environment

CUSTOMERS

Investing in Our Communities

INTEGRITY

Laws & Regulatory Rules

Conflicts of Interest

Political Activity & Anti-Corruption

RESPECT & COLLABORATION

An Equal Opportunity Employer

A Respectful Workplace

EXCELLENCE

Managing Company Reputation & Resources

RAISING CONCERNS AND REPORTING POTENTIAL VIOLATIONS

How to Raise Concerns & Report Potential Violations

Retaliation Will Not Be Tolerated

Section 1 of 16A Message from Scott, Our President and Chief Executive O?cerA Message from ScottThe growth and value of Emera is driven by our great team members, who are focused on meeting the needs of our customers – today and into the future.The Emera team is ready to lead in a time when our industry is changing rapidly, embracing innovations that will help us deliver the cleaner, reliable energy that our customers count on, while always being mindful of cost impacts.

The Emera team is ready to lead in a time when our industry is changing rapidly, embracing innovations that will help us deliver the cleaner, reliable energy that our customers count on, while always being mindful of cost impacts.As we shape the future, we must remain committed to our core principles – principles that guide our approach and our actions.We are committed to achieving world-class safety, relentlessly focused on being predictably safe every moment of every day. We strive to deliver operational excellence in all that we do. And we work hard to be recognized as trusted, reliable and innovative.Our Code of Conduct helps us take the principles that define who we are at Emera and turn them into specific guidelines that assist all of us in understanding the approach and actions that are expected at Emera. Our Code guides how we deliver on our responsibilities to our customers, our shareholders, our partners and communities, and our team members.Doing the right thing is the foundation of all our actions and relationships at Emera. It will continue to be important as we work together to build an even brighter future.Sincerely,Scott Balfour

President & Chief Executive Officer, Emera

Section 2 of 16

A Message from Bruce, Our Chief Risk and Sustainability Officer



"Our Code affirms the expectation that we will act with integrity and treat others with respect."

Bruce Marchand - Chief Risk & Sustainability Officer, Emera

A Message from Bruce

Emera's Code of Conduct and the principles on which it is based are an integral part of ensuring that we are always doing the right thing at Emera. Our Code is a guide to help us make good decisions and act appropriately.

Our Code applies to all members of the Emera Inc. Board of Directors, all officers and all employees of Emera Inc. and all board members, officers and employees of the companies controlled by Emera Inc. (collectively referred to as "Emera directors, officers and employees"). You are expected to know where to access it, understand it and refer to it to help ensure you take appropriate actions and make ethical decisions in the course of our work.

Our Code affirms the expectation that we will act with integrity and treat others with respect.

It addresses certain laws, regulations and policies that govern us. At the end of each section, you will also find questions and answers to help illustrate the types of principled behaviour we expect of our people. In addition, all Emera directors, officers and employees are required to sign, at the time of hire and then annually after that, a form acknowledging they have reviewed, understand, are currently in compliance, and agree to comply with our Code.Of course, no single document can address every potential ethical situation you might face in the workplace. There are a variety of other resources available to you when you have a question. Generally, your supervisor or manager is the best place to start. You also may contact Emera’s Corporate Compliance Department at 1?902?429?6190, or submit a question at: corporate.compliance@emera.com.Emera has also established a confidential website and phone number you can use to anonymously report allegations of unethical behaviour at www.clearviewconnects.com and the ClearView Connects™ Ethics Hotline, respectively. The Hotline number within North America is 1? 866?344?8801 and within the Caribbean it is 1?416?386?8094.This website and Hotline are operated by an external reporting service to ensure your anonymity. See the Code section entitled “How To Raise Concerns & Report Potential Violations” for additional information on how to make a confidential report.Our Emera group of companies was founded on principles that require a high standard of ethical behaviour. Our reputation and success depends on each of us continuing to do the right thing each and every day.Sincerely,Bruce MarchandChief Risk & Sustainability Officer, Emera

Section 3 of 16Code of Conduct PrinciplesSafety, Health & the EnvironmentWe are committed to health and wellness and strive to live and work injury free.We believe that all injuries are preventable and that safety of life outweighs all other considerations.

We are committed to meeting our business objectives in a manner which is respectful and protective of the environment.CustomersWe safely deliver reliable energy to meet our customers’ needs.We seek cleaner, more sustainable, energy solutions while working to minimize the costs impacts for customers.We are deeply invested in our communities.

IntegrityWe build trust by finding common interests and always acting with integrity. We hold ourselves to high ethical standards.We comply with the laws, regulations and policies that govern us.

Respect & CollaborationWe treat all people with respect and value diversity.We achieve results through collaboration.

ExcellenceWe deliver on our commitments to customers, shareholders, other stakeholders and each other.We seek continuous improvement and tenaciously pursue creative solutions. We invest in the growth of our people and the development of leaders.

Section 4 of 16Employee AccountabilitiesEthical behaviour, or acting in a way that is good and right, is a personal responsibility we all share in our work.Ethical behaviour goes beyond complying with the laws, regulations and policies that govern us; it involves performing our jobs with integrity and thinking through the potential impacts of our decisions and actions.Our Code of Conduct outlines the Emera Companies’ fundamental Principles and establishes a standard of ethical business conduct that is expected from all of our board members, officers and employees. We are expected to understand it, know where to access it, and refer to it to help ensure we take appropriate actions and make ethical decisions.There will be occasions when our Code does not explicitly address certain situations or dilemmas that we will encounter while performing our jobs. In these circumstances, we must use appropriate judgment in determining the right thing to do. When faced with an ethical dilemma or an uncertain situation, it can be helpful to ask the following types of questions: [GRAPHIC APPEARS HERE] Would my action or decision comply with applicable municipal, provincial, state, and federal laws and regulations, and my Company policies and procedures?Is it consistent with our Principles as well as the spirit of Emera’s Code of Conduct?Would I be proud to tell someone I respect (e.g., co-workers, friends, or family) about my actions?Will I be guilt-free after I do this?Would I be comfortable seeing it posted on social media or on the evening news?Would I be perfectly okay with someone treating me the same way?If the answer is ‘No’ to any of these questions, it may not be the right thing to do and a different direction should be considered. In the event that our Code does not have the answer to an ethical question you are facing or provide sufficient detail on the appropriate application, first consult with your leader who will either provide additional guidance, refer you to the relevant policy/procedure, or to a senior manager. See the section below entitled “Have a Code Question?” for additional information. Nothing in our Code of Conduct is intended, nor will it be enforced, to limit our employees’ rights under any local, provincial, state, national, or federal law, or limit any concerted activities by our employees related to their wages, hours or working conditions, or any other conduct protected by laws in the jurisdictions where we operate, such as the National Labor Relations Act (NLRA□ in the United States and the Trade Union Act in Nova Scotia.

Have a Code question?

Your leader is always a great place to start for clarity on conduct specific to your role. However, a number of internal Compliance resources are available to you depending on your situation. For more information on the Code of Conduct, contact the Emera Compliance Department:

corporate.compliance@emera.com

1□902□429□6190

Need to raise a concern or report a potential violation?

An anonymous Ethics Hotline is available 24 hours a day, 7 days a week to report potential misconduct. See the "Raising Concerns and Reporting Potential Violations" section of this Code for more information.

www.clearviewconnects.com

1□866□344□8801 Within North America

1□416□386□8094 Within Caribbean

Section 5 of 16Leader AccountabilitiesEthical behaviour, or acting in a way that is good and right,is a personal responsibility we all share in our work.We are all expected to perform our jobs in accordance with our Code of Conduct as well as all Company policies and procedures. However, employees who Emera Companies entrust with a leadership position have additional responsibilities, including:Providing employees with the necessary resources to understand and comply with their responsibilities under our Code and with applicable laws, regulations, and policies.

Ensuring that employees under their supervision complete all required training and annually acknowledge their understanding, and agreement to comply with our Code.Demonstrating Emera’s speak-up culture by encouraging open communication and fostering a workplace environment where employees are comfortable raising concerns and reporting suspected misconduct.Protecting anonymity and ensuring that employees are not retaliated against for reporting concerns in good faith.Encouraging and directing employees to achieve Emera Company results in compliance with applicable laws, regulations, and policies and maintaining the high ethical standards reflected in this Code.Taking timely, appropriate, action when directly experiencing, witnessing or being presented with any safety risk, non-inclusive or disrespectful behaviour or other activity that runs counter to our Code.Consulting with their respective Legal, Audit Services, or Compliance department when a situation is encountered and it is unclear whether there needs to be an independent review and/or investigation, or whether the local supervisor or manager can address the situation on their own.

violation, or retaliate against an individual who reports a concern in good faith, will be subjected to a disciplinary process. Violations of a serious nature may result in disciplinary action up to and including dismissal from the Company and could also result in possible civil or criminal prosecution.

Section 6 of 16 A Safe & Healthy Workplace action when we see unsafe acts or hazardous conditions. We are expected to know the hazards in our workplace, and the risks associated with our work. If any of us have reason to believe that any proposed work or work situation is unsafe to either ourselves or our co-workers, we can refuse to perform such work. It is very important that each of us reports to our leader that we are refusing such work and state why we believe that the work or situation is unsafe.

We strongly believe in the power of speaking up for safety. This means: Appropriately correcting and warning others when we see unsafe acts or hazardous conditions; and Promptly reporting all health and safety incidents, including near-misses, to your leader or using appropriate established reporting channels. Each of us is required to be free from the influence of any substance that could prevent us from conducting our work safely and effectively. Possessing or being under the influence of alcohol or drugs while on duty, on Emera Company premises or in Emera Company vehicles is prohibited. Employees are to be in compliance with their Company’s alcohol and drug policy at all times. Employees with problems related to alcohol or drug use are encouraged to seek assistance from their supervisor, manager, Human Resources or their Company’s Employee & Family Assistance Programs or Health & Wellness team. Know the hazards in your workplace, and the risks associated with your work. Refuse Unsafe Work If you have reason to believe that any proposed work or work situation is unsafe to either yourself or your co-workers, you have a right and a duty to refuse to perform such work and stop unsafe work. Report to your supervisor if you are refusing such work and state why you believe that the work or situation is unsafe. Correct and Warn Others – Appropriately correct and warn others when you see unsafe acts or hazardous conditions. Report All Incidents – Promptly report all health and safety incidents, including near misses, to a supervisor or manager or using appropriate established reporting channels. Report Fit for Duty – Possessing or being under the influence of alcohol, non-prescription drugs, or prescription drugs that adversely affect an employee’s fitness for duty on Emera Company premises or in Emera Company vehicles is prohibited. Employees are to be in compliance with their Company’s alcohol and drug policy at all times.

Questions & Answers Q. I know we are A. Emera Companies are committed to promoting a safe and healthy supposed to report workplace that supports open reporting of safety incidents. injuries, job-related Information is vital to prevention. We should always report job- illnesses and accidents, related near-misses, injuries, illnesses and incidents. Company, but one of my department or personal goals are not designed to compromise department goals is tied employee safety. They are designed to ensure we remain focused to our incidence rate on Emera’s goal of achieving world class safety results. Emera going down and safety Companies are committed to preventing injuries and accidents, and performance improving. employee reporting helps determine the steps necessary to What does my Company prevent future incidents. really want? Q. While responding to a outage call, I A. If you have reason to believe that the work encounter unsafe working conditions in the situation is unsafe, it is appropriate to refuse to customer’s home. I do not feel comfortable perform the work, to report to your supervisor working in these conditions without or manager that you are refusing the work, to additional support. Should I proceed with the state why you believe that the situation is job without speaking to my supervisor or unsafe, and to await further instructions. manager?

Section 7 of 16 Commitment to the Environment We conduct business in an environmentally responsible manner and with high regard for environmental protection. We promote a corporate culture that is environmentally responsible and accountable. Our environmental commitments are core to our strategy and our culture. We’ve been focused on decarbonization for nearly two decades. It’s more than what we do – it’s part of who we are. Building on our strong track record, our Climate Commitment is a set of clear, future-focused goals and a vision to achieve net-zero CO2 emissions by 2050. Consistent with this commitment, Emera Companies conduct business in a manner which is respectful and protective of the environment, and in full compliance with legal requirements and company policy. We are expected to:

Make environmental considerations an integral part of decision making and make all reasonable attempts to prevent negative impacts on our environment. Consider pollution prevention as the first option in preference to control or clean up. Control emissions and wastewater in accordance with approval requirements, prevent oil releases from occurring and give careful attention to the proper handling and disposal of wastes. Follow applicable environmental procedures. Report actual or potential environmental emergencies or incidents quickly and appropriately to designated personnel. Check with your leader if you have any questions about how to report an environmental emergency or incident. Questions & Answers Q. I observed an oil release from A. Yes. It is critically important to notify your Company’s company equipment and I am environmental team about any spill or release, regardless of not sure how much got out. Do I the magnitude, to ensure compliance with regulatory need to report this? requirements and to protect health and safety. Q. While conducting maintenance at A. Yes. You need to report this to your one of our generation stations, I environmental team lead. It is critically important that observe a strong smell and number of your Company’s environmental team knows about dead fish floating downstream from one any unusual conditions, including spills and releases, of the station’s outflow pipes. Do I need that may negatively affect the environment to ensure to report this to my Company’s compliance with regulatory requirements and to environmental team lead? protect health and safety.

Section 8 of 16 Investing in Our Communities We believe in giving back to the communities where we live and work through ?nancial support and volunteerism. We are committed to making our communities safer, stronger and more innovative, with a focus on diversity, equity and inclusion. We are encouraged to be active, responsible citizens in the places where we live and work, supporting initiatives and organizations that foster community safety, strength, innovation and inclusivity.

Emera supports employees to volunteer and give back. When making community volunteering or giving decisions, we must remember to: Use good judgment to ensure that participation does not conflict with our responsibilities at any Emera Company or with Emera’s business interests. Be a Company ambassador by demonstrating our values. Questions & Answers Q. I am raising A. It may be. Emera prides itself on being deeply invested in our money for my communities, and charity work is an important component of this investment. favourite However, giving to a charity is a personal choice and should not be seen as a charity. Is it OK condition of employment or be a distraction in the workplace, so it is to ask my fellow important to use good judgment whenever you ask co-workers to donate employees to money to your charity. Ask your leader if you intend to solicit co-workers for contribute? donations.

Section 9 of 16 Laws & Regulatory Rules We are responsible for conducting business that is in compliance with all federal, state, provincial and local laws, rules and regulations applicable to our job responsibilities. Emera Companies operate in Canada, the United States and the Caribbean, conduct business in other jurisdictions, and are subject to applicable municipal, provincial, state, national, and federal laws, rules and regulations in each of these jurisdictions. We must conduct business with high regard for the spirit and letter of the law, and we must comply with all applicable laws and regulations in carrying out our responsibilities. We are responsible for conducting business that is in compliance with all federal, state and local laws, rules and regulations applicable to our job responsibilities. We must:

Be aware of laws, rules and regulations that affect our job responsibilities and comply with them. Comply with all applicable laws and regulations in carrying out responsibilities. Seek guidance from leaders if we have questions about the applicability or interpretation of any law, rule or regulation. Violations of a law, rule or regulation may jeopardize the reputation and business interests of Emera and can result in personal and corporate liability. Laws & Regulatory Rules Topics FINANCIAL REPORTING – As a publicly traded enterprise, Emera is committed to the disclosure of accurate, complete and timely information about our business, financial condition and results of operations. All assets, liabilities and transactions must be accurately and completely recorded in the applicable Emera Company’s financial records. We have the responsibility of helping to ensure that the Company information we are involved with creating, transmitting or entering into our financial or operational records is complete and accurate, and supported with appropriate documentation. All records, accounts and financial reports made available to shareholders, regulators and the public must accurately reflect transactions and events and conform to generally accepted accounting principles, applicable laws and regulations, and to the Emera Companies’ systems of internal controls. If you feel you are being asked to record a transaction in a dishonest or inaccurate manner, report it to your leader at once.

SECURITIES TRADING – We may become aware of material information about an Emera Company that has not been publicly disclosed. This is referred to as inside information. Information about an Emera Company is material if it could be expected to affect the market price or value of Emera’s securities, or would reasonably be expected to have an influence on a reasonable investor’s investment decisions. Examples of inside information include unpublished financial results, changes in dividend policy, information about mergers or acquisitions, and information about a significant sale of assets. Emera’s success in the financial marketplace requires that we maintain the trust and confidence of the investment community. If we become aware of inside information, which is not publicly available to all investors, even if inadvertently, we are prohibited from: Buying or selling Emera stocks, bonds and other securities while such information remains non-public; Buying or selling securities of Emera Companies’ partners, suppliers, customers or other companies or business entities with which Emera Companies have a business relationship while in possession of inside information about those companies or business entities; and Sharing inside information with any other person not authorized to receive it, including family and friends. Inside information about an Emera Company must always be treated confidentially. Check with your leader if you have any questions about securities purchases and sales.

FAIR DEALING – Emera Companies are subject to laws and regulations designed to ensure a “level playing field” for all market participants (i.e., laws to assure the preservation of free and competitive commerce). To ensure competitive markets, these laws prohibit agreements or activities that have the effect of unreasonably restricting trade. As such, we are expected to avoid conduct that would take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing. Further, we must not take part in illegal, anticompetitive acts, such as fixing prices, manipulating markets, limiting production, unfairly restricting competition, deceiving or misrepresenting. Check with your leader if you have any questions about fair dealing. AFFILIATE RULES – Emera Companies are regulated by a number of Canadian, U.S. and Caribbean energy regulators, many of which have imposed specific codes and standards of conduct which address matters such as undue discrimination and preferential treatment between regulated companies and their affiliates. These rules may apply to and restrict arrangements between affiliates to conduct business or share employees. Emera Companies have created separate codes and standards of conduct addressing the same matters (collectively the “Affiliate Rules”). We must be aware of, and comply with, these Affiliate Rules at all times. Check with your leader if you are unaware of what rules or restrictions apply to business relationships among Emera Companies, or if you have any questions about how the rules may apply.

HONESTY WITH INQUIRIES & INVESTIGATIONS – We are committed to being truthful with, and responsive to, both internal and external investigators, including regulators, auditors and other elected or appointed officials and government employees who oversee our business. If you have contact with these types of officials/employees in the course of your work or are asked to provide information in connection with an audit, inquiry or investigation, you must cooperate, be honest, and ensure that all information you provide is truthful and that your Company’s legitimate interests are protected. In addition, and consistent with Emera and Company document retention policies and procedures, you should never destroy, falsify or alter documents or records relating to any potential or pending audit, inquiry or investigation. If you receive a request for non-routine information from an external auditor or government authority, promptly report the request to your Company’s local Legal Department to receive guidance before responding. Questions & Answers Q. I’m concerned about A. We encourage you to report any suspected fraud. We do not reporting a suspected hold you accountable for reports made in good faith, even if fraud. What if I am wrong determined unfounded. We investigate claims of fraud and it gets me in trouble or objectively, fairly and in a confidential manner. Failure to report actual or suspected fraud allows the activity to continue.

I hurt someone’s reputation? Q. Can I trade securities of A. No. It is illegal to trade securities of a publicly traded company other companies if I have while you have inside information about it. For example, if a friend, inside information about family member, co-worker, vendor, customer or any other person them as long as I’m not gives you inside information about another company, it is illegal to employed there? trade that company’s securities. Q. I manage a small department A. Consult your local Legal, Audit Services or Compliance with several employees, and department for advice on next steps. These departments recently noticed a difference are staffed with personnel who are specifically trained to between the numbers in a certain address challenging problems that could be pervasive in report and the back-up nature, or could have a regulatory or reputational impact. documentation. I spoke with my Whether your concerns are in regard to potential errors or group about it and let my intentional wrongdoing, consulting with these departments manager know, but things are still will help determine if an independent review and/or not adding up. What should I do? investigation is required. Q. I work for one Emera Company but am working on a A. Yes. Affiliate Rules govern project for another Emera Company. Should my time be whether and how Emera Companies tracked and charged back for all of the hours I have put work together and share information into the project? and employee time.

Q. As a leader, am I A. It depends on your Company. For example, at some Emera authorized to sign Companies, certain material, non-standard contracts require legal contracts on behalf of review, while certain standardized contracts merely require an my respective Emera authorized manager’s signature. If in doubt, refer to your Company’s Company without legal contracting guidelines or speak to your supervisor, manager or local review and approval? Legal Department. Q. I did not have time to complete my A. No. You should never destroy, falsify or alter report following an incident, and now documents or records relating to any potential or this incident is part of an investigation. pending audit, inquiry or investigation. You can, There are a few details I’d like to add however, provide relevant additional information in the that would help put things in a better ordinary course of the ongoing investigation. All light. Is it OK if I update the original incident reports should be completed on a timely, report? accurate and complete basis.

Section 10 of 16 Con?icts of Interest interests of the Emera Companies and not on personal A conflict of interest arises when personal, social, financial or political activities or business relationships interfere with our objectivity and loyalty to the Emera Companies (e.g., you, a member of your family or a friend, receives a personal benefit as a result of your position in an Emera Company). We must make all work decisions based on the best interests of the Emera Companies and not on personal interests. We must: Carefully consider our own situation for any conflicts of interest, including taking personal advantage of opportunities discovered through our use of Emera

Companies’ property, information or our position within our Company. Avoid conflicts or the appearance of a conflict when possible. Disclose to our leader or an officer of the applicable Emera Company if we have a conflict of interest. We are responsible for avoiding conflicts of interest or even the perception of conflicts of interest with our work as an Emera employee. Conflicts, real or perceived, should be clearly communicated with your leader for a resolution. When it is not possible to remove oneself from business decisions that pose a conflict of interest, appropriate plans to mitigate the conflict must be disclosed and outlined using a Conflict of Interest Disclosure Form. Your leader, in coordination with Human Resources and Compliance, will assist you in completing the form. Con?ict of Interest Topics OUTSIDE EMPLOYMENT & OWNERSHIP – While at work, we are expected to devote full-time effort to the business of our Emera Company. We should avoid any outside activities and/or employment that may interfere with performing our regular jobs or that is conducted during normal work times. Outside activities and employment should never involve the disclosure or use of proprietary, confidential or non-public Emera Company information, nor should the outside employment embarrass or discredit any Emera Company. In addition, if a family member or member of your household works for a competitor or a business entity that does business with any Emera Company, there could be a conflict of interest. You are prohibited from personally benefitting from business opportunities that are discovered through the use of corporate property, information or position.

When a company, partnership, or business in which you, or a member of your family, own more than a 10 percent interest, or if you act in the capacity of a director, officer, partner, consultant, employee or agent of a company, partnership, or organization that seeks to conduct business or competes with an Emera Company, you must get express prior approval through your supervisor or manager, or if you are a member of a Board of Directors of an Emera Company, the Company’s Chair of the Board. GIFTS & ENTERTAINMENT – We should not accept, offer or authorize gifts, entertainment or other favours that are not a reasonable part of business relationships. While gifts of cash are never acceptable, the occasional exchange of modest gifts and business courtesies, such as entertainment, sporting event tickets, meals or promotional items can build goodwill in business relationships and may be permissible. A gift or payment is improper if it is used to influence or could appear to influence a business decision. We should exercise good judgment in each situation, taking into account the nature of the gift or entertainment, its purpose, appearance, positions of the persons providing and receiving it, and the business context. Some exchanges may be seen as bribes and could tarnish the reputation of all Emera Companies as well as the individuals involved. In any event, giving or the receipt of gifts or benefits of $500 or more must be pre-approved by an officer of your Company. If in doubt, consult an officer of your Company for advice in this regard, or consult the Emera Company’s Board of Directors in the case of the President. If you are a member of a Board of Directors of an Emera Company, consult the Company’s Chair of the Board.

COMMUNITY & POLITICAL ACTIVITIES – We should use good judgment in selecting community activities, civic groups or charitable projects to ensure that participation does not conflict with our responsibilities at any Emera Company or with Emera’s business interests. You should discuss community involvement with your supervisor or manager to determine if a conflict exists. The right to seek or hold elected or appointed public office is permitted by the Emera Company as long as it does not interfere with your work performance or create a conflict of interest. Working for a regulated utility and being in public office, however, may present complications. If you are a prospective candidate for public office, you should discuss the opportunity in advance with your supervisor or manager. Questions & Answers Q. I would like to A. This kind of class may be acceptable because it promotes a healthy teach an exercise workplace. However, it would be considered a conflict of interest if you class after work at my charged employees to participate in the class for your own benefit. Company’s fitness Taking personal advantage of Emera Companies’ property is considered center. Is this OK? a conflict of interest.

Q. I mistakenly used A. Company credit cards are issued for business purposes only, and my Company credit are not to be used for personal use. If you mistakenly use your card to purchase Company credit card for personal use, disclose the error to your some personal items. supervisor or manager, and work with your accounting department to What should I do? reimburse the Company for the applicable charges. Q. While I was A. Maybe. Certain important questions need to be answered before attending a work accepting cash prizes associated with a work-related event. These sponsored include: what was the purpose of the raffle, whether the raffle was conference, my name conducted in a reasonable and controlled manner, who was the raffle was randomly drawn sponsor, do we do business with that entity, and what is your to win a $5,000 cash relationship with that entity. To be sure, disclose the situation to your prize. Can I keep the supervisor or manager. money? Q. I’ve been A. This kind of business entertainment may be acceptable because it builds asked to our relationships and can generate goodwill. Always consider whether the participate in a event would influence or appear to influence a business decision. Also, local customer- consider whether it has a business purpose, how it appears to employees sponsored golf and others, and whether attendance benefits your Company. When in event. May I doubt, discuss it with your supervisor or manager. attend this event? considering a Q. I’m an electrician for the583030 Company,- 001 and am 22Nov23 12:09 Page 42

A. It may be. For example, if your friend’s company is a competitor of an Emera Company or vendor with whom an Emera Company does business it is considered a violation. Remember, your job at your Company is your first responsibility and you must be able to fulfill your duties without conflict or second job interference. Your second job should not be conducted during your regular opportunity work hours, and Emera Company property cannot be used. Of course, working nothing in our Code’s approach to conflicts of interest interferes with weekends with employees’ rights to engage in activity protected by law, such as concerted my friend who is a activity under the NLRA. You should discuss the second job with your general supervisor or manager to discuss whether there is a conflict of interest. contractor. Is this a violation of our Code? Q. My brother owns a A. Your brother may submit a bid as long as you have no contractor company and responsibility for procuring these services. You also should wants to bid on work for our disclose the relationship to your supervisor or manager. If your power plants. Is he allowed brother’s company is chosen as a vendor, you cannot be involved to bid on the job given our in any aspect of his work, including supervising the work or family relationship? processing payments for the work. Q. I’m remodeling my A. You may accept only if the reduced price they have offered is house and have been their regular reduction for services. You should not use your offered a reduced price position at your Company to obtain offers or favours from people for the work from an with whom your Company does business. No matter how innocent Emera Company supplier. the intent, it could be perceived as a conflict of interest and that Is it okay for me to take the offer may influence you or your business decisions. this offer?

Section 11 of 16 Political Activity & Anti-Corruption No employee, o?cer, or director of the Company, or third party acting on its behalf, shall o?er, promise, authorize, or give a bribe or “anything of value” to a government entity or government o?cial for an improper business purpose. Emera Companies support individual participation in political activities at all levels by encouraging us to be well informed, to exercise our privilege to vote for and support candidates of our choice based on our individual views. We may volunteer our personal time and contribute personal money to a political party, campaign or to a fellow employee’s organization that raises money to privately influence elections or legislation (referred to in the U.S. as political action committees). However, in no way are contributions to, or support of, any political party, candidate or issue considered a condition of employment or necessary for advancement. Further, no funds or assets of an Emera Company shall be contributed to any political party or organization, or any candidate for public office, except where such contribution is permitted by all applicable laws and authorized by an officer of the applicable Emera Company or the Board of Directors of the applicable Emera Company. Employees, officers, and directors of Emera Companies are required to conduct business ethically and in compliance with applicable anti-corruption and anti-bribery laws where we do business. These laws generally prohibit companies and individuals from offering, promising, authorizing or giving bribes, kickbacks, or anything of value, directly or through a third party, to anyone acting in an official capacity on behalf of a government entity, in order to obtain or retain business, or to secure an improper business advantage. Emera is aware of the importance of compliance with these laws and the potential risks associated with foreign business relationships. As such, we are required to conduct reasonable, risk-based due diligence before engaging a foreign third party. These laws also require that all Emera Companies’ books and records be accurate, and that adequate internal financial controls and procedures are maintained. To prevent corruption and bribery in Emera’s business, we must: Be aware and take steps to prevent and avoid the appearance of bribery when engaging with Government Agencies & Officials. Never offer contributions to candidates on behalf of an Emera or an Emera Company without explicit approval. Never offer “anything of value” to a Government Official. Be aware of corruption & bribery “red flags.” Immediately report to the Chief Risk and Sustainability Officer or a member of your Company’s local Legal Department any corruption or bribery instance, “red flags,” or irregularities (i.e., an indication that an employee, agent, business partner, or contractor may have made, or intends to make an illegal offer or payment, or bribe, in connection with an Emera Company’s business activities). Violations of applicable anti-corruption and anti-bribery laws can result in job termination, severe corporate criminal penalties, fines and reputational harm as well as criminal fines and penalties, including imprisonment, for individuals. Any United States (“U.S.”_ Emera Company may participate in U.S. political activities, provided that the U.S. Emera Company abides by all federal, state, and local requirements for such political activity, and that no foreign national participates in any way in the decision-making process regarding the contributions. Political Activity & Anti-Corruption Topics Who is a Government O?cial? – It is important to understand who constitutes a Government Official to ensure that your business dealings with these individuals are conducted in an ethical and compliant fashion. In many cases, it is easy to determine that someone is a Government Official, but when in doubt, you should consider the definition below to be sure. Emera defines a Government Official as:

Any director, officer, employee, agent or representative (including anyone elected, nominated, or appointed to be a director, officer, employee, agent or representative) of any Government Entity, or anyone otherwise acting in an official capacity on behalf of a Government Entity. Any political party official or political party employee. Any candidate for public or political office; Any royal or ruling family member. Any agent or representative of any of those persons listed above. What is a Government Entity? – Like Government Officials, it is also important to understand when you are conducting business with a Government Entity. Emera defines a Government Entity as: Any national, state, provincial, regional, municipal, tribal or local government (including, in each case, any agency, department or subdivision of such government), and any government agency or department. Any political party. Any entity or business that is owned or controlled by any of those bodies listed above. Any international organization, such as the United Nations or the World Bank.

Corruption & Bribery Red Flags – We must be aware of the scenarios and situations that present red flags indicating that an employee, contractor/vendor, or Intermediary may have made an illegal offer or payment, or intends to pay a bribe, in connection with Emera’s business activities. The following red flags or warning signs may suggest an increased likelihood that an illegal payment or corrupt action may be made by an Intermediary or contractor: Working with public officials who have a history or reputation for corruption, bribery or other legal violations. Offering (or accepting) excessive gifts or hospitalities to government officials, other public officials or any person. Requesting payments (i) without any written invoice; (ii) in cash; (iii) be made to another party; or (iv) be directed to offshore bank accounts. These examples are not exhaustive of red flags that may occur. Lobbying & Registration Requirements – If you have a role at Emera that requires you to have interaction with Government Officials, you must also be aware of and comply with all applicable Federal, State or local laws and regulations relating to lobbying & registration. This may include registration as a lobbyist on behalf of your Emera Company and reporting of lobbying activities while observing restrictions on gifts, political contributions and entertainment expenditures as required by applicable Federal or State statutes or regulations.

Questions & Answers Q. I am working in a foreign country with A. Yes. Emera does not approve of and can be an agent who is helping me navigate some liable for bribes made to foreign government of the intricacies of contracting with a officials, even if they are made by an agent or foreign government. I have concerns that subcontractor. We cannot avoid liability by turning some of the money we are paying the a blind-eye when circumstances point to a agent may be going toward paying bribes potential violation of anti-corruption and anti- to government officials, but I have no bribery laws. You should report the matter to your actual knowledge that bribes have been supervisor, manager or Company’s local Legal paid. Am I required to raise my concern? Department as soon as you become aware of the situation. Q. My work group plans to A. You should not invite these individuals, unless first vetted purchase a table at a charity and approved through the appropriate Governmental or fundraiser banquet, and Community Affairs leadership of your Company. Any item of wants to invite some elected value, in this case, the meal, must comply with all laws and officials to sit with us. Is that regulations that limit or prohibit such gifts, or require that the okay? gifts be reported. Q. I work for the fuels procurement team, A. Emera does not approve of and can be liable for which uses a third-party agent to help bribery of foreign government officials, even if navigate the intricacies of contracting bribery is conducted by an agent or subcontractor. with foreign fuel suppliers. I’m concerned Emera cannot avoid liability by turning a blind-eye that certain cash payments may be going when circumstances point to a potential violation of from the agent directly to certain foreign anti-corruption and anti-bribery laws. You should officials but does not actually know that report the matter to the Chief Legal and Compliance bribery has taken place. Is this a concern Officer or your Company’s legal department as soon that should be reported? as you become aware of the situation.

Section 12 of 16 An Equal Opportunity Employer Emera Companies are equal opportunity employers and are committed to hiring practices and a workplace environment that provide equal employment opportunities for all. Emera is committed to providing equal employment opportunities without regard to race, ancestry, colour, ethnicity, citizenship, religion, sex, national origin, age, disability, marital status, family status, veteran status, sexual orientation, gender identity and gender expression, and without regard to any other characteristic protected by applicable laws. As a result, we are responsible for ensuring that activities such as recruiting, job placement and advancement, training, performance management, compensation and disciplinary action are in accordance with our commitment to provide equal employment opportunities.

Each employee’s behaviour is expected to contribute to creating a respectful workplace environment. Employees who experience or witness disrespectful behaviour are empowered and encouraged to speak up. Employees must treat all people with respect, promote awareness, prevent and provide prompt resolution to address disrespectful behaviour. Questions & Answers Q. I’m interested in another position within A. If you’re interested and feel that you are my Company for which I am qualified and qualified, you should apply. Emera Companies have significant experience, but I’m endeavor to fill all positions with the most concerned my age will prevent me from qualified applicants and do not discriminate competing with younger candidates. Should I based on age or any other protected apply? characteristics.

Section 13 of 16 A Respectful Workplace relationships of Emera’s employees by providing a safe, We achieve results through collaboration, and promote an inclusive workplace environment that values diversity. We must treat all people with respect, promote awareness, and provide prompt resolution to address disrespectful behaviour. Each employee’s behaviour is expected to contribute to creating a respectful workplace environment.

Employees who experience or witness disrespectful behaviour are empowered and encouraged to speak up. Leaders are responsible for modeling respectful behaviour and addressing behaviour that is disrespectful. Discrimination, harassment, sexual harassment and bullying will not be tolerated. Questions & Answers Q. My co-worker A. If you are comfortable doing so, you should tell this co-worker, in repeatedly asks me to go no uncertain terms, that “no means no,” and that if you are asked out on a date, although out again, you will be forced to speak with a supervisor or someone I’ve told this person “no” from Human Resources. If you are not comfortable or if the from the beginning. unwanted requests continue, speak with a supervisor or someone What should I do? from Human Resources. Q. One of my co-workers A. Telling any type of joke that can be offensive should not regularly tries to tell me race- be tolerated. Finding a way to explain to the person why related jokes. This is offensive to the joke is offensive and inappropriate in the workplace can me and I want it to stop, but I be an effective way to have the co-worker stop. If the jokes don’t want to get the employee persist, you should speak with your supervisor or someone in trouble. What should I do? from Human Resources. Q. I recently filed a harassment A. If you believe you are being retaliated against for making a complaint with HR over how I good faith report of a potential violation of the Code, or for was being treated by my being involved in an investigation (such as your supervisor supervisor. Since then, my taking adverse action against you for reporting something), supervisor has reassigned me you should contact an HR, Legal or Ethics & Compliance to different duties and has representative. In addition, you may access the ClearView refused all my paid time off Connects™ Ethics Hotline as referenced in “Raising Code requests. What should I do? Concerns & Potential Violations.” Q. I’m a new employee, and every A. Anyone who feels they are being harassed or bullied day when I get to work my should immediately talk to their supervisor or manager. teammate, Pat, has hidden my Emera supervisors and managers are obligated to take tools. When I go looking for them, proper and timely action to ensure a workplace free from no one helps me out. I’ve harassment and bullying. However, if your supervisor or repeatedly asked Pat to stop, but I manager is already aware (e.g., either witnessing it or you have been told during team have gone to them with the matter) and they are not meetings that I am being a taking proper, timely action, then you should contact your “crybaby” and that it’s all in good local Human Resources representative as soon as fun. What should I do? possible.

Section 14 of 16 Managing Company Reputation & Resources

Emera Companies have many valuable tangible and intangible assets, including copiers, computers, tablets, phones, vehicles and other supplies and equipment. We are responsible for protecting Company assets from theft, loss, damage, misuse, attack or exploitation. Emera Company information and property should be used only for legitimate business purposes and not for inappropriate or illegal uses. Occasional personal use of some devices (such as personal phone calls or email) may be permitted, if it does not interfere with job performance, impose any additional business costs or violate any other policy. In addition, information systems and associated technology assets are provided so we can perform our jobs. When accessing Emera Company information systems on company or external devices (such as a home computer, cellular phone or other personal communications system) whether through a public or private internet or wireless connection we must:

Take responsibility for information security and must be aware of information security processes and policies. Only transmit electronic communication of confidential or proprietary information in a manner consistent with Emera’s and your Company’s information security guidelines. Take appropriate precautions against unauthorized access, such as using passwords, encrypted thumb drives, and secure wireless networks consistent with Emera’s and your Company’s information security guidelines. Electronic communications such as email, voice mail, text, instant messages, or blogs are a form of corporate data that must be safeguarded. Your Company may inspect these systems and tools at any time in accordance with each jurisdiction’s privacy regulations, to search or monitor for misuse. We should not expect any personal privacy for communications that are sent, received or stored on an Emera Company asset. Company Reputation & Resources Topics CONTRACT AUTHORIZATIONS – Contractual agreements govern our business relationships and ensure all Emera Companies’ intellectual property, business agreements and confidential information are protected. As the laws governing contracts are numerous and complex, Company procedures are in place to ensure that any contract entered into on behalf of an Emera Company has the appropriate level of review and approval. Each Emera Company team includes a group of people trained to ensure that contractual arrangements adequately protect our interests and minimize risks.

We must: Know what types of contracts, if any, we are authorized to enter into on behalf of the Company. Comply with our Company’s policies and procedures for entering into contracts. Ensure there is proper authorization, including legal review where required by such policies and procedures, prior to execution of any contract. Check with your leader if you have any questions about your authority to enter into contracts. EXTERNAL COMMUNICATIONS & REQUESTS – Emera Companies use a variety of channels to communicate information to the public, including financial reports, news releases, social media and regulatory filings. Because the unauthorized or inappropriate release of information to the public may violate securities laws, cause stakeholder confusion and damage Emera’s competitive position and reputation, Emera Companies have each designated specific individuals who are trained, qualified and authorized to release information to the public and speak on behalf of such Emera Company. Unless you are an authorized spokesperson, you should not speak on behalf of any Emera Company or respond to news broadcasts, media inquiries, articles or public comments, including those made by regulators and other elected or appointed officials or government employees about any Emera Company. From time to time, we may be asked by suppliers and customers to endorse, promote or give testimony for products, services or equipment used by an Emera Company. We all must protect Emera’s brand and reputation. Since Emera cannot ensure or guarantee the performance and reliability of suppliers’ products or services, we must not allow the use of an Emera Company name or logo in a way that implies or suggests endorsement by any Emera Company. Likewise, we should not criticize a product or service in a way that suggests that any Emera Company is making the criticism. Forward external requests to use the name of an Emera company or logo for any media or publication to your respective local Communications lead for handling because these requests require approval including the completion of a Third-Party Request Form when applicable. Regarding social media, whether using either an Emera Company-owned or personal communications device, we are all viewed as representatives of Emera Companies during work and non-work hours. Use good judgment while on social media sites, follow our Code and associated social media policies, and remember you cannot speak on behalf of an Emera Company unless authorized. We are encouraged to support social media activity from official Emera Company accounts through actions such as liking and sharing. Regarding regulatory and governmental investigations and proceedings, we are expected to forward requests for information to the appropriate Company department if providing this type information is not part of our normal job responsibilities. We also must inform our supervisor or manager immediately about any request from a government agency or individual that falls outside of our routine job responsibilities. Further, you must report to your supervisor or manager any violation of laws or regulations that may warrant disclosure to the appropriate government authorities consistent with your Company’s external reporting policies and procedures. In addition, you are expected to cooperate fully and truthfully with regulatory and governmental investigations and proceedings, and shall not obstruct other employees from doing so.

CONFIDENTIAL OR PERSONALLY IDENTIFIABLE INFORMATION – During the course of business, we may have access to confidential, proprietary or personally identifiable (“sensitive”? Emera Company, employee, customer or third-party information. Sensitive information is information that is usually not known by the general public, that could provide an organization with some kind of business advantage or that may be harmful to an Emera Company, employee, customer or third party if disclosed. Examples of sensitive information include: employee health and wellness information, personally identifiable customer information, research and development, wages and salaries, financial data or other proprietary business information. As a general rule, we should presume that any information we receive about an Emera Company, its customers or its employees is sensitive. We may not at any time disclose or share sensitive information with anyone, except what is required to perform duties assigned by your Company, permitted pursuant to the Company’s Privacy and Information Protection Policy (“Privacy Policy”) or required by law. Each of us must be vigilant to protect sensitive information against loss, theft, unauthorized access, alterations and misuse. In accordance with the Privacy Policy, to safeguard sensitive information, we should mark it accordingly, keep it secure and limit access to only those who have a need to know in order to do their jobs. Where sensitive information is entrusted to people outside of your Company, efforts must be made to ensure the continued protection and confidentiality of that information. Failure to comply with the Privacy Policy and confidentiality obligations may cause irreparable damage to Emera Companies or to others and may result in legal penalties or adverse regulatory actions.

INTELLECTUAL PROPERTY – Intellectual property, such as an Emera Company logo, Company name, or trademark, is an important resource that is used to create value for customers and shareholders. As such, we need to safeguard it. Intellectual property is property that results from original creative thought, and may be protected by copyrights, trademarks, service marks or other licenses. Emera Companies own all rights to any product that you create or develop in your work, including any technology, patents and copyrights. You must not infringe on patents, trademarks or any other intellectual property rights of other companies, business entities or individuals. Violation of intellectual property rights breaches our principle of integrity and may subject both you and your Company to substantial liability. We must: Only use the name of Emera Companies, and their service marks and trademarks, for authorized purposes. Forward external requests to use the name of Emera Companies and logos for any media or publications to your respective local Communications lead for handling because these requests require approval from the Emera CEO using the Third-Party Request Form when applicable. Understand that any intellectual property created in the performance of our job responsibilities belongs to the Company. Report any unauthorized use of copyrights, patents, service marks and trademarks to our leader. Respect all intellectual property received from third parties under confidentiality or license agreements and obtain these parties’

permission for use. Be accurate and truthful in communications of information about our products and services. MAINTAINING COMPANY RECORDS – We must retain records that are complete and in compliance with applicable standards, laws and regulations. Emera Companies have information management programs that address the creation, management, retention and destruction of Emera Company information and records consistent with applicable legal and regulatory requirements. You should be familiar with your Company’s Information Management Policy, Standards and Procedures including obligations for creating, keeping and destroying records as well as how to handle records related to litigation, audits and investigations. Questions & Answers Q. I operate a general contractor business from home to A. No. This is an improper use of an make a little extra money. Is it okay if I use an Emera Emera Company asset and property Company vehicle to transport my tools and material once for personal reasons, and it is not in a while? allowed.

Q. I have a presentation A. Emailing or storing confidential or sensitive information outside that I need to have ready of your Company’s internal network puts this information at for my vice president on increased risk and requires proper precautions. Your Company has Monday morning. Can I legal and regulatory responsibility to protect certain types of email this material to my sensitive information at all times. Any such activity should be carried personal email account, out consistent with your Company’s information security policies or upload to my Dropbox and procedures. You should always check with your supervisor or account so that I can manager and consult with IT about the most appropriate and secure work on it at home on my way to manage any transfer or storage of data that is external to own computer? your Company’s networks and devices. Q. If I am out sick and a file on A. No. Sharing passwords exposes the Company to potentially my local hard drive needs to significant security risks; as a result, employees are strictly be updated, can I share my prohibited from sharing their passwords with anyone. You user ID and password with my must follow your Company’s respective password protection supervisor so that they can policies and procedures at all times, including when you work on the file during my require assistance from IT personnel (e.g., desktop support, absence? etc.). Q. I need to A. First, be sure the sharing of your Company’s customer information, especially send a file sensitive information, with a third party is permitted pursuant to the Privacy containing Policy. Data privacy laws and regulatory restrictions vary, and may require customer customer permission or notification prior to sharing or may otherwise limit this information type of activity. Second, any business communications that contain sensitive to one of information should be carried out consistent with your Company’s information our security policies and procedures as well as the Privacy Policy. Only approved vendors. methods should be used to protect the information, and all data transmissions Can I send must occur through the most secure means feasible. Check with your supervisor this over or manager if you have any questions about the sensitivity of the data you plan583030-001 on sharing. 22Nov23 12:09 Page 65 the email system? Q. You encourage A. An Emera Company spokesperson is one who has been authorized to me to be an represent the applicable Emera Company in talking with the media and ambassador for designated to explain or give Emera’s official position on matters relating to my Company, but such Company. Usually the spokesperson is an Emera Company leader or you don’t want me communications team member. While there are usually only a few to act as a spokespeople in each Emera Company, every employee has the spokesperson for opportunity to be an ambassador for Emera. As an ambassador, you show any Emera Emera in the best light by providing great customer service, by helping our Company. What is customers understand our business and our desire to meet their needs the difference and by supporting your Company’s brand. When questioned by the media between being a about information pertaining to any Emera Company, you should refer the spokesperson and media to the applicable Emera Company spokesperson. an ambassador? Q. If I take pictures A. Neither Emera nor any Emera Company intends to prohibit the posting at an Emera of pictures taken at a public event. Posting photos of any Emera Company event, can Company facility not readily available to the public is not permitted. For I post them to my example, do not post photos of the interiors of our buildings, our power personal social stations or other Emera Company facilities, for obvious security reasons. media page? What if If the logo is noticeable in the photo, such as on a shirt or on a banner, the Emera Company this does not violate the guidelines when used for non-commercial logo is showing in purposes. The same applies to other trademarks of Emera Companies. the photo?

Q. I noticed with the new computer system, my role A. No. The sharing of any employee provides me with access to a lot of data, including private information, including wage and employee wage and salary information. During lunch, salary information, that you have access my friends were really curious to know who makes to as part of your job is limited to what. Can I tell them? authorized uses only. Q. A vendor to my Company A. Under most circumstances, no, because Emera Companies asked me to say a few words cannot ensure or guarantee the performance and reliability about its work to be used in an of a supplier’s product or service. Forward external requests advertising campaign or on its to use the name of an Emera company or logo for any media company website. Is it okay for or publication to your respective local Communications lead me to give a positive for handling because these requests require approval endorsement since I am very including the completion of the Third-Party Request Form satisfied with the product? when applicable.

Section 15 of 16 Violations How to Raise Concerns & Report Potential Each of us has a duty to report situations where we believe a violation of our Code or another Emera Company policy has occurred. Failure to promptly report concerns or potential violations could allow suspected wrongdoing to continue, and potentially subject each of us, as well as Emera Companies, to harm. There are several resources available for reporting concerns or potential violations in the workplace. Generally, the first place to report concerns or suspected violations is with your leader. Your leader has the responsibility to escalate reported concerns appropriately for resolution. If that is not appropriate in the situation, you can elevate your report to any senior leader within your

Company or to a Human Resources representative for resolution. In circumstances where such reporting is not appropriate given the serious nature of the violation or does not provide the necessary level of confidentiality, you can access the confidential and anonymous ClearView Connects™ Ethics Hotline at www.clearviewconnects.com or by calling the numbers highlighted in the Reporting Concerns or Potential Violations section below. This Ethics Hotline is accessible 24/7 and is operated by ClearView Connects™, an independent, external reporting service. The Ethics Hotline provides employees, contractors, and third parties with a mechanism to report serious concerns of ethical misconduct (e.g., accounting and auditing concerns, fraudulent activities, bribery, manipulation/falsification of records, Health, Safety & Environmental violations, discrimination, harassment, sexual harassment or bullying, etc.) in a confidential and anonymous manner. While anyone may submit a report in an anonymous manner, Emera encourages reporters to identify themselves to facilitate ongoing communication. All submissions (anonymous or not) regarding unethical behaviour or violations will be treated on a confidential basis, unless specifically permitted to be disclosed by the reporter or required by law. It is important to note that the ClearView Connects™ Ethics Hotline is not meant to be a substitute for direct and meaningful communication with your leader and/or Human Resources representative. This Hotline is, however, available as an additional resource if normal channels are not feasible or appropriate. Emera’s VP, Audit Services is responsible for administering the Ethics Hotline process with oversight from the EVP & General Counsel and the Emera Audit Committee. Reports received through the Ethics Hotline will only be disclosed to those persons who have a need to know in order to properly investigate the concern. Investigations may be conducted and/or managed by Audit Services, Ethics & Compliance, Human Resources, Legal and/or Corporate Security personnel within an Emera Company or potentially by an external agent or agency, depending on the nature of the matter. Once you submit a report through the Ethics Hotline, you can check for updates by using a pre-assigned reference number automatically generated by the ClearView Connects™ system.

Employees must cooperate, be honest, and ensure that all information you provide is truthful and that your Company's legitimate interests are protected. Emera Companies will protect all employees who raise a concern in good faith. Reporting in good faith does not mean that you have to be right when you raised the concern; you just have to believe that the information you provided was accurate. It is important to understand that it is a serious violation of our Code to knowingly make a false accusation, lie to investigators, or interfere or refuse to cooperate with a Code investigation.

Reporting Concerns or Potential Violations Resources

REPORTING CODE CONCERNS | REPORTING SECURITY CONCERNS | REPORTING SECURITIES FRAUD

Generally, the first place to report concerns or suspected violations is with your supervisor or manager.

However, an anonymous Ethics Hotline is available 24 hours a day, 7 days a week to report misconduct if normal channels are not feasible or appropriate.

www.clearviewconnects.com

Within North America:
1-866-344-8801

Within Caribbean:
1-416-386-8094

REPORTING CODE CONCERNS	REPORTING SECURITY CONCERNS	REPORTING SECURITIES FRAUD

Contact your local Corporate Security lead immediately for matters that require a direct intervention such as workplace violence, intoxicated persons, or vandalism. Always call 911 if there is an immediate danger.

REPORTING CODE CONCERNS	REPORTING SECURITY CONCERNS	REPORTING SECURITIES FRAUD

Any employee suspecting securities fraud (e.g., insider trading, tipping, stock manipulation, etc.) must submit a report through the ClearView Ethics Hotline or notify the Emera EVP & General Counsel and/or the VP, Audit Services either directly or in writing within 48 hours of becoming aware of the potential violation.

Section 16 of 16 Retaliation Will Not Be Tolerated related to our business is not only following our Code, but is also doing the right thing. Any employee who in good faith seeks advice, raises a concern, or reports suspected misconduct related to our business is not only following our Code, but is also doing the right thing. Emera will not tolerate retaliation, threats of retaliation, termination from an Emera Company, or other types of discrimination that are directly or indirectly related to the good faith disclosure of suspected unethical activities or violations of laws, regulations or policies. Employees who retaliate against individuals who report concerns in good faith will be subject to a disciplinary process, up to, and including, termination.

If you believe you are being retaliated against for seeking advice, reporting suspected misconduct or for being involved in an investigation, you should speak to your manager (if appropriate) or contact an HR, Legal, or Ethics & Compliance representative. In addition, you may access the ClearView Connects™ Ethics Hotline. Have a Code Question? Your supervisor or manager is always a great place to start for clarity on conduct specific to your role. However, a number of internal Compliance resources are available to you depending on your situation. For more information on the Code of Conduct contact the Emera Compliance Department: corporate.compliance@emera.com 1?902?429?6190